Filed by Versartis, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Versartis, Inc.

Commission File No. 001-36361

Aravive Biologics Completes Phase 1 Trial of Novel GAS6-AXL Pathway Inhibitor, AVB-S6-500

HOUSTON, TEXAS (July 10, 2018): Aravive Biologics, Inc. announced today that the company has completed both the single ascending dose and repeat dose portions of its Phase 1 study of AVB-S6-500 in healthy volunteers. The study met the safety and tolerability endpoints for the trial. As previously announced, the study also demonstrated clinical proof-of-mechanism for AVB-S6-500 in neutralizing GAS6, based on analysis of the single ascending dose portion of the study which demonstrated a dose-dependent decrease in measurable, circulating free GAS6 in serum. Aravive plans to submit full results of the study for potential presentation at a major medical meeting later in 2018. Also during the second half of 2018, the company expects to initiate the Phase 1b portion of a Phase 1b/Phase 2 trial combining AVB-S6-500 with standard-of care-therapies in patients with platinum-resistant ovarian cancer.

Elevated GAS6 levels have been associated with poor prognosis in cancer. As a decoy molecule, AVB-S6-500 has been shown to neutralize GAS6 activity by binding to that molecule with very high affinity. In doing so, AVB-S6-500 selectively inhibits triggering of the GAS6-AXL signaling pathway. In preclinical studies, GAS6-AXL inhibition has shown activity, whether achieved by a single agent (including AVB-S6-500) or through combinations of a variety of anticancer therapies including radiation therapy, immuno-oncology agents, and drugs that affect DNA replication and repair. Inhibition of the GAS6-AXL pathway has also shown potential as a strategy for the treatment of certain fibrotic diseases.

“We are pleased with the positive outcome of this first study of AVB-S6-500 in humans. The results not only demonstrated initial safety and tolerability for this therapeutic candidate but clearly showed a dose-related reduction of circulating free GAS6, a measurement that we anticipate will be highly useful as a biomarker of drug activity in future clinical studies,” said Gail McIntyre Ph.D., DABT, Senior Vice President of R&D at Aravive. “We look forward to our anticipated initiation of the Phase 1b portion of our planned Phase 1b/Phase 2 studies in ovarian cancer during the second half of this year, which are designed to evaluate the anti-cancer effects of lowering of GAS6 in patients with ovarian cancer.”

About Aravive Biologics

Aravive Biologics is a privately held clinical stage biopharmaceutical company developing novel, highly selective therapies designed to treat serious cancers and certain fibrotic diseases. The company’s lead program is focused on the GAS6-AXL pathway. Aravive Biologics has generated strong preclinical data for its lead drug candidate AVB-S6-500 in a variety of cancer models and recently completed a Phase 1 clinical study. The company is based in Houston, Texas, and receives support from the Cancer Prevention & Research Institute of Texas (CPRIT). On June 3, 2018, Aravive entered into an Agreement and Plan of Merger and Reorganization with Versartis, Inc., and its wholly owned subsidiary Velo Merger Sub, Inc. For more information, please visit our website at http://www.aravive.com.

Forward Looking Statement

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, without limitation, statements regarding the timing of the submission of the presentation of the full results of the Phase 1 trial, initiating the Phase1b portion of the Phase1b/ Phase 2 clinical trial in patients with platinum-resistant ovarian cancer in the second half of the year, inhibition of the GAS6-AXL pathway as a strategy for the treatment of certain fibrotic diseases, and dose-related reduction of circulating free GAS6 being a measurement that will be highly useful as a biomarker of drug activity in future clinical studies. These forward-looking statements are not guarantees of future performance and involve a number of unknown risks, assumptions, uncertainties and factors that are beyond our control, the potential of AVB-S6-500’s mechanism of action in additional clinical trials to represent a novel approach to inhibiting tumor growth and metastasis, as well as address tumor immune evasion and resistance to other anticancer agents, use of the GAS6 assay as a valuable biomarker of drug activity for future clinical studies, the potential of the inhibition of the GAS6-AXL signaling pathway to overcome tumor resistance and increase the efficacy of a variety of anticancer agents, the potential of GAS6-AXL inhibition as a strategy for the treatment of certain fibrotic diseases, the potential of AVB-S6-500 in a variety of solid tumors and acute myeloid leukemia, the ability of AVB-S6-500 to treat cancer, the ability of AVB-S6-500 to demonstrate safety and efficacy in future clinical trials, as well as clinical results that are consistent with prior in vitro results and Phase 1 clinical trial results, the ability to enroll patients and complete clinical trials on time and achieve desired results and benefits, our ability to obtain regulatory approvals for commercialization of product candidates or to comply with ongoing regulatory requirements, regulatory limitations relating to our ability to promote or commercialize our product candidates for specific indications, acceptance of our product candidates in the marketplace and the successful development, marketing or sale of products, our ability to maintain our license agreements, the continued maintenance and growth of our patent estate, our ability to establish and maintain collaborations, our ability to obtain or maintain the capital or grants necessary to fund our research and development activities, and our ability to retain our key scientists or management personnel. All forward-looking statements are based on our expectations and assumptions as of the date of this press release. Actual results may differ materially from these forward-looking statements. Except as required by law, we expressly disclaim any responsibility to update any forward-looking statement contained herein, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of June 3, 2018, by and among Versartis, Inc., Velo Merger Sub, Inc. and Aravive Biologics, Versartis intends to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement that will contain a proxy statement and prospectus. Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Versartis with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, Versartis and Aravive investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Versartis with the SEC by contacting Versartis, Inc., 1020 Marsh Road, Menlo Park, California 94025, Attention: Corporate Secretary. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Participants in the Solicitation

Versartis and Aravive Biologics, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about Versartis’s directors and executive officers is included in Versartis’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 6, 2018, and the Form 10-K/A filed with the SEC on April 11, 2018. Additional information regarding these persons and their interests in the merger will be included in the proxy statement relating to the merger when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above. This communication is not intended to and does not constitute the solicitation of any vote in any jurisdiction pursuant to the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

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Contacts:

Aravive Biologics, Inc.:

Vinay Shah

Chief Financial Officer, Aravive Biologics, Inc.

Vinay@aravive.com

Joan E. Kureczka

Joan@bioscribe.com

Ph: 415-821-2413